UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[ ]	Liquidation

[x]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Genworth Life & Annuity VA Separate Account 3

3.	Securities and Exchange Commission File No.: 811-21970

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application [x] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

6610 West Broad Street

Richmond, Virginia 23230

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Heather C. Harker

6610 West Broad Street

Richmond, Virginia 23230

804.281.6910

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Michele L. Trampe

6610 West Broad Street

Richmond, Virginia 23230

804.662.2458

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ ]	Management company;

[x]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Virginia

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Not applicable

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Capital Brokerage Corporation

6620 West Broad Street, Building 2

Richmond, Virginia 23230

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Genworth Life and Annuity Insurance Company

6610 West Broad Street

Richmond, Virginia 23230

(b)	Trustee’s name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.    (a)     Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or

                  Abandonment of Registration?

[ ]	Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:

The UIT does not have a board of directors. The board of directors for the depositor of the Separate Account, Genworth Life and Annuity Insurance Company, voted to deregister the Separate Account on December 10, 2008. The board decided to deregister the Separate Account because sales of contracts had been discontinued and there were less than 85 individual contract owners. Applicant will continue to operate as an unregistered separate account in reliance on Section 3(c)(1) of the Investment Company Act of 1940. Since the registration statement for the contracts went effective on February 14, 2007, less than 100 individual contracts have been sold from the date of offering until the date sales were discontinued on December 30, 2008.

The contracts issued are modified single premium payment variable immediate annuity contracts. Pursuant to the terms of the contract, subsequent purchase payments are permitted for the first 180 days after the contract issue date; after such period, subsequent purchase payments are not accepted. Purchase payments are also not accepted once the contract has annuitized. As of the date of this Application, only one (1) contract has not annuitized. This contract was issued on July 21, 2008 and is no longer eligible to make subsequent purchase payments pursuant to the terms of the contract. The Applicants are not making a public offering and do not intend on making a public offering in the future.

Promptly after receipt of the order requested by this Application, Genworth Life and Annuity Insurance Company will deliver a written document to contract owners with assets in the Separate Account which will state that the order has been issued; that, consequently, certain legal protections afforded to contract owners allocating assets to an investment company registered under the Investment Company Act of 1940 no longer apply to them; that, nevertheless, the terms and conditions of such contract owners have not changed; and Genworth Life and Annuity Insurance Company continues to be responsible for satisfying all the obligations to such contract owners as specified under the terms of their contract.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Our contracts with contract owners, as well as the prospectus, disclose that Genworth Life and Annuity Insurance Company may deregister the Separate Account under the Investment Company Act of 1940 where permitted by law. Contract owners have not been notified that the Separate Account will no longer be registered under the Investment Company Act 1940 as this application is still pending. Contract owners have been notified via a prospectus supplement dated December 16, 2008 that new sales of the contracts will be discontinued on and after December 30, 2008.

The contracts will continue to be administered in accordance with the terms of the contract and as described in the prospectus dated May 1, 2008, as supplemented September 8, 2008 and December 16, 2008.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

[ ]	Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[ ]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ] Yes                [    ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ]	Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[    ] Yes             [    ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[    ] Yes             [    ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ] Yes             [    ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

  (i) Legal expenses:

  (ii) Accounting expenses:

  (iii) Other expenses (list and identify separately):

  (iv) Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ] Yes             [    ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ] Yes             [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ] Yes             [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the

Investment Company Act of 1940 on behalf of Genworth Life & Annuity VA Separate Account 3, (ii) she is the

                                                                                                      (Name of Fund)

Vice President and Associate General Counsel of Genworth Life and Annuity Insurance Company, and (iii) all actions by

                                (Title)

shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

(Signature) /s/ Heather C. Harker
Heather C. Harker Vice President and Associate General Counsel